ADVANCE AGREEMENT

Robert F and Diana L Flaherty, Inc., a Nevada corporation, and Robert F Flaherty and Diana L Flaherty, in their individual capacities, collectively hereinafter called the Flaherty, are the principal source of funds of Phoenix Metals USA II, Inc. a Colorado corporation, hereinafter called Phoenix Metals. Since 1992, Phoenix Metals has established an advance account from the Flaherty, and the Flaherty has agreed to advance money from time to time to cover for capital acquisitions and for working capital requirements of Phoenix Metals.

Phoenix Metals and the Flaherty are now memorializing the advance agreement they entered into in 1992 on this first day of December 1999. The advance account bears interest on the unpaid balance as of the end of the month at the following rates:

             1992 at 5 per cent per annum
             1993 at 5 per cent per annum
             1994 at 5 per cent per annum
             1995 at 7 per cent per annum
             1996 at 6 per cent per annum
             1997 at 6 per cent per annum
             1998 at 6 per cent per annum
             1999 at 6 per cent per annum

Each January after 1999, the Flaherty will notify Phoenix Metals of the interest rate. The notice will be in writing no later than the end of January each year.

As the cash flow of Phoenix Metals will permit, Phoenix Metals agrees to pay down its advance account and the interest due thereon.

This advance agreement is open with no specified due date unless the Flaherty notifies Phoenix Metals to the contrary. Upon notification and on demand, Phoenix Metals agrees to pay all outstanding principal and interest on the advance account, in lawful money of the United States. Phoenix Metals expressly waives its right to plead any and all statutes of limitation as a defense or bar to any demand made hereon.

Should suit be commenced or an attorney employed to enforce payment under this advance agreement, Phoenix Metals agrees to pay in addition to all other amounts due hereon, all costs of collection incurred by the Flaherty including, but not limited to, attorneys' fees, whether or not suit is filed hereon.

Agreed upon:

/s/ Robert F. Flaherty ------------------------------------ Robert F. Flaherty - President Phoenix Metals USA II, Inc.	/s/ Diana L. Flaherty -------------------------------------- Diana L. Flaherty - Chairperson Phoenix Metals USA II, Inc.

/s/ Robert F. Flaherty ------------------------------------ Robert F. Flaherty - President Robert F & Diana L Flaherty, Inc.	/s/ Diana L. Flaherty -------------------------------------- Diana L. Flaherty - Chairperson Robert F. & Diana L. Flaherty, Inc.